

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 8, 2006

Mr. William F. Woodburn
Principal Accounting Officer
Trans Energy, Inc.
210 Second Street, P.O. Box 393
St. Marys, West Virginia 26170

> **Re:** **Trans Energy, INC.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2005**
> **Filed June 22, 2006**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed June 22, 2006**
> **File No. 0-23530**

Dear Mr. Woodburn:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

ACCOUNTING COMMENTS

General

1.   Please provide responses to the comments in our letter dated April 26, 2006.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Description of Business, page 3

History, page 3

2.   We note that you declared a reverse split on January 28, 2005. Please tell us how you reflected this split in the number of shares of common stock in your Consolidated Statements of Stockholders' Equity.

Sale of Cobham Assets, page 3

3.   We note from your disclosure that you finalized the sale of certain assets to Texas Energy Trust Company and its trustee, George Hillyer on September 1, 2005. Please expand your footnote disclosures to include the information required by paragraph 57 of SFAS 144 for long-lived assets either sold or classified as held for sale during the period covered by the financial statements presented. Additionally, please provide us with the journal entries you recorded to account for this sale.

Controls and Procedures, page 21

4.   We note your statement that "even effective disclosure controls and procedures can only provide reasonable assurance of achieving their desired control objectives." Please confirm, if true, that your disclosure controls and procedures are effective at the reasonable assurance level or otherwise advise. In future filings, please revise your conclusion as to effectiveness of your disclosure controls and procedures to ensure that the reader understands their effectiveness is based upon the reasonable assurance level. Please represent that you will comply with this comment in future filings or otherwise advise.

5.   You state that there were no "significant changes" in your internal control over financial reporting and no factors that could "significantly affect" these controls subsequent to the date of their evaluation. However, Item 308(c) of Regulation S-B requires that you disclose any change in "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth fiscal quarter that has "materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting." See also Regulation S-B, paragraph 4(d) of Exhibit 31. Please revise your disclosure accordingly. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2006. Please note that you previously agreed to comply with prior comment number one in our letter dated December 29, 2005, beginning with your December 31, 2005 Form 10-KSB.

Amended Form 10-KSB, page 21

6.   We note your statement that "Subsequent to the filing of our 10-KSB for the year ended December 31, 2005 errors in the elimination entries for the inter-company accounts with our discontinued subsidiary Arvilla were discovered. The 10-KSB has been amended to properly reflect the elimination the inter-company transactions with Arvilla." As a result of the error in your previously issued financial statements, you are required to comply with Rule 3-03(c) of Regulation S-X and paragraph 25 of SFAS 154. Additionally, please refer to this information as restated. Please revise your presentation accordingly.

7.   With respect to the Independent Auditors' Report, please ensure that the report includes an explanatory paragraph concerning the restatement, as required by AU 420.12 and paragraph 2 of AS 1.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

8.   We note that you deduct $176,037 from net loss for the fiscal year ended December 31, 2005 for the Loss on disposition of assets. Please tell us why this amount would not be added to the total net loss of $(1,050,119) as it represents a non-cash deduction from your net loss reported on an accrual basis.

Note 1 – Summary of Significant Accounting Policies, page F-10

General

9.   We note that you did not include the revenue recognition policy you provided in response to prior comment number three in our letter dated December 29, 2006. Please amend your filing to include the previously requested disclosure. In this regard, see your response to prior comment number three in your letter dated March 30, 2006.

Note 13 – Discontinued Operations, page F-23

10.   We note that you present your results for the discontinued operations as a net loss of $(20,343) within this footnote and a net gain of $20,343 on your Consolidated Statements of Operations on page F-6. Please revise the applicable presentation as appropriate.

11.   Please reconcile the amount shown within this footnote for total liabilities of
        $4,956,151 with the amount shown on your Consolidated Balance Sheet of
        $4,772, 812.

Note 14 – Restated Financial Statements, page F-24

12.   We note that your Independent Auditors' Report does not make reference to the
        restatement identified within this footnote. As previously requested in prior
        comment number four in our letter dated April 26, 2006, please request that your
        independent auditors add an explanatory paragraph to their report to highlight this
        restatement in accordance with AU Section 420.12 and paragraph 2 of AS 1.

Exhibits 31.1 and 31.2

13.   We note that the wording of your certifications pursuant to Section 302 of the
        Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the
        Act. In this regard, there is no provision for your certifying officer to identify the
        position held with the Company in the first line of the certification. Please refer
        to FAQ 11 within the Division of Corporation Finance: Sarbanes-Oxley Act of
        2002 – Frequently Asked Questions, located at
        http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and Item 601(b)(31) of
        Regulation S-B for the exact text of the required Section 302 certification, and
        amend your exhibits as appropriate. This comment also applies to the
        certifications attached to your Form 10-QSB for the quarter ended March 31,
        2006.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Consolidated Statements of Cash Flows, page 6

14.   We note that you present Discontinued operations as an operating cash flow.
        Please note that SFAS 95 does not support presenting operating, investing, and
        financing cash flows from discontinued operations all within the operating cash
        flows category. Therefore, please revise your presentation as appropriate. For
        guidance, please visit our website at the following address for Joel Levine's
        Remarks before the 2005 Thirty-Third AICPA National Conference on Current
        SEC and PCAOB Development under the heading Cash Flow Statements.

        http://www.sec.gov/news/speech/spch120605jl.htm

15.   In addition, please reconcile the amount presented as Discontinued operations of
        $1,430,606 with that presented on your Consolidated Statements of Operations
        and Other Comprehensive Loss on page 4.

Note 5 – Significant Events, page 10

Sale of Arvilla

16.   We note from your disclosure that you finalized the sale of your well servicing
       and maintenance business on March 31, 2006. Please expand your footnote
       disclosures to include the information required by paragraph 57 of SFAS 144 for
       long-lived assets either sold or classified as held for sale during the period
       covered by the financial statements presented. Additionally, please provide us
       with the journal entries you recorded to account for this sale.

Engineering Comments

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Description of Property, page 15

17.   We note your statement "These estimates are bases (sic) primarily on the reports
       of Robert L. Richards (Wyoming), Geologist and presently an officer and director
       of Trans Energy, and Mark V. Schumacher, PE (West Virginia)." You disclose
       on page F-26 that "During the years ended December 31, 2005 and 2004, the
       Company had reserve studies and estimates prepared on its various properties."
       You stated in your March 30, 2006 response, "Trans Energy has not based its
       proved reserve disclosures on a formal engineering report and thus, the Company
       does not have a report to deliver to you."

       We subsequently asked for a compilation of these company estimates with
       technical support in our comment letter dated April 26, 2006. We have received
       no response to these comments.

       Please submit to us the petroleum engineering reports you used as the basis for
       your 2004 and 2005 proved reserve disclosures. These should include:

           ▪   One-line recaps for each property/lease sorted by field and by present
               worth within each proved reserve category with your 2004 acquisition(s)
               segregated from the remaining properties; also segregate the properties
               you sold in 2005;

           ▪   Total company summary income forecast schedules for each proved
               reserve category with proved developed segregated into producing and
               non-producing properties;

- ▪ Individual income forecasts for each of your five largest properties on a net equivalent reserve basis;

- ▪ Narratives and engineering exhibit (e.g. maps, performance plots, volumetric calculations) for each of these five largest properties.

S.F.A.S. 69 Supplemental Disclosures (Continued), page F-26

18.   Please amend your document to disclose the details of your proved reserves for two years as required by SFAS 69, paragraph 7 (i.e. "complete sets").

19.   We note your disclosure of the revisions and sales of minerals in place. SFAS 69, paragraph 11 requires that such changes shall be shown separately with appropriate explanation of significant changes. Please amend your document to comply with this requirement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

-     the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-     the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief